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MEDICURE ANNOUNCES TOP- LINE RESULTS FROM PIVOTAL
PHASE 3 MEND-CABG II CLINICAL TRIAL

MEND-CABG II Study Does Not Meet Primary Efficacy Endpoint

WINNIPEG, Manitoba – (February 22, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced that an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial showed that it did not meet the primary endpoint. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery.

Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication at this time.

The study results will be presented at the Late-Breaking Clinical Trial session on April 1, 2008 at 1 p.m. Central Time during the American College of Cardiology (ACC) 57th Annual Scientific Session in Chicago.

Trial Design
The pivotal Phase 3 MEND-CABG II trial was a double-blind, randomized, placebo-controlled clinical trial that enrolled over 3,000 patients undergoing CABG surgery at more than 130 cardiac surgical centers throughout North America and Europe.

Study patients were randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II was the incidence of cardiovascular death or non-fatal myocardial infarction up to and including POD 30. Study patients were followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. The study was initiated in November 2006 and is subject to a Special Protocol Assessment with the FDA.

Medicure conducted the MEND-CABG II study in conjunction with Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI). Principal investigators for the study are Dr. Robert Harrington, Director of the DCRI, and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI.

Dr. Jean-Claude Tardif, Director of the Research Centre, MHI, and Dr. Robert W. Emery, Jr., Medical Director of Cardiovascular Services, St Joseph's Hospital, served as co-chairs of the MEND-CABG II steering committee.

About CABG
CABG is performed to improve blood flow to the heart by re-routing blood around blocked arteries. CABG surgery is one of the 10 most frequently performed procedures in North America. More than 400,000 CABG procedures are performed each year in the U.S. alone. Coronary artery disease incidence is increasing dramatically worldwide, creating a major demand for products that make CABG surgery safer for patients.

Notification of Conference Call
Medicure has scheduled a conference call and webcast to reiterate Medicure’s Phase 3 MEND-CABG II top-line results.

Date:	February 25, 2008
Time:	8:00 AM Eastern Time
Telephone:	1- 416-340-8010 or 1- 866-540-8136

Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1- 416-695-5800 or 1- 800-408-3053
Passcode:	3253708
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	March 10, 2008

About Medicure Inc.
Medicure Inc is a fully integrated biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com